Anbio Biotechnology

Friedrich-Ebert-Anlage 49, 60308,

Frankfurt am Main, Germany

June 7, 2024

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Jessica Dickerson

Re:	Anbio Biotechnology
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted March 11, 2024
CIK No. 0001982708

Dear Ms. Dickerson,

This letter is in response to your letter on March 22, 2024, in which you provided comments to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Anbio Biotechnology (the “Company”) submitted to the U.S. Securities and Exchange Commission on March 11, 2023. On the date hereof, the Company has submitted an Amendment No. 2 to the Registration Statement (“DRS/A”). We set forth below the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 1 to Draft Registration Statement on Form F-1, Submitted March 11, 2024

Cover Page

1.	We note your response to prior comment 2. Please highlight the cross reference to the risk factors by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on cover page of the DRS/A to highlight the cross reference to the risk factors by prominent type.

Prospectus Summary, page 1

2.	Although we note your revisions in response to prior comment 4, please continue to revise to clarify that a significant amount of your historical revenues were derived from sales in the European Union and that you had significant customer concentration.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 1 and page 47 of the DRS/A to clarify that a significant amount of our historical revenues were derived from sales in the European Union and that we had significant customer concentration.

3.	We note your revised disclosure here and on page 46 that you “may first register” your IVD products in the selected countries and must meet such countries’ individual and specific requirements as well. Please make clear if you must register your IVD products in the selected countries prior to commencing sales or clarify why such registration is optional. In addition, please disclose the material adverse impact, if any, on your business if you are unable to achieve registration for your IVD products in these countries.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on pages 1, 16, 36, 45 and 48 of the DRS/A to clarify the regulatory approval required for our IVD products and the Company also disclosed the material adverse impact on the business if we are unable to achieve registration for our IVD products in these countries on page 15 of the DRS/A.

4.	We note your revised disclosure that none of your non-COVID IVD products are registered in any specific country and that IVDR approval is anticipated for some of your products by December 31, 2026. Please make clear when you will be able to commence sales of the non-COVID products in the countries you have strategically selected.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on pages 2, 16, 36, 46, and 52 of the DRS/A to clarify that we already have sales of non-COVID products in the European Union (EU), Americas, APAC, and Africa. The IVDR approval process would have no bearing with respect to the sales of our non-COVID products.

Risk Factors, page 9

5.	We note the removal of the risk factor regarding the substantial control over your corporate actions by two of your principal shareholders, CVC Investment and Northwestern Investment. If these shareholders will continue to hold a substantial portion of your voting stock following this offering, please reinsert the risk factor or otherwise advise. In this regard, based on their current ownership, these two shareholders would appear to have substantial control over your corporate actions, regardless of whether they are acting as a “group.”

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 19 of the DRS/A to add back the risk factor regarding the substantial control over our corporate actions by two of our principal shareholders, CVC Investment and Northwestern Investment.

6.	We note your disclosure on page 36 that you anticipate recertifying all of your supplied IVD products under the IVDR 2017/746 by December 31, 2026, but that if you experience delays or failures during the registration process, it could adversely affect your business and operational outcomes. Please include related risk factor disclosure.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 13 of the DRS/A to add a risk factor to address the risks related to recertifying all of our supplied IVD products under the IVDR 2017/746 by December 31, 2026.

For the Staff’s convenience, we provide the risk factor below:

We may face delays or failures during the registration process as we recertify all of our supplied IVD products under the IVDR 2017/746, which could a have an adverse effect on our future growth and business in EU.

We anticipate recertifying all of our supplied IVD products under the IVDR 2017/746 by December 31, 2026 and do not anticipate failure and delay in receiving recertification for all of our provided IVD products. While we do not foresee any setbacks or shortcomings in obtaining regulatory approvals, we cannot guarantee the success of all our registration endeavors. If we experience delays or failures during the registration process, it could adversely affect our business and operational outcomes.

7.	It appears from the form of supply agreement filed as Exhibit 10.3 that you source your products from third party suppliers based on purchase orders. As appropriate, expand your risk factors to address the risks associated with conducting business with suppliers that are under no obligation to supply products to you except as provided for in a particular purchase order.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 12 of the DRS/A to add a risk factor to address the risks associated with conducting business with suppliers that are under no obligation to supply products to us except as provided for in a particular purchase order.

For the Staff’s convenience, we provide the risk factor below:

We rely upon our ongoing relationships with our suppliers. Failure of our suppliers’ systems or to source our products from suppliers upon which we rely could adversely affect our business operation.

For the fiscal years ended December 31, 2023 and 2022, three suppliers and two suppliers accounted for 100% of our total cost of sales, respectively. Any interruption in the suppliers’ services, or deterioration in the suppliers’ performance or quality could adversely affect our business operation if we cannot effectively replace such supplier. We conduct business with suppliers that are under no obligation to supply products to us except as provided for in a particular purchase order. If we are unable to source our products on acceptable terms from our suppliers, our business and operational outcomes could be adversely affected.

In addition, we work with third-party suppliers to develop, manufacture, and distribute IVD products and other aspects of our business. If our third-party suppliers are unable or unwilling to provide the services necessary to support our business, or if our agreement is terminated or we are otherwise unable to maintain these relationships, our business and operations could be adversely affected or even interrupted. Increase in cost of purchase for any products and our suppliers’ cost of raw material, cost of labor and cost of research and development could prevent us from increasing or sustaining our revenues or achieving sustained profitability.

Use of Proceeds, page 29

8.	We note your response to prior comment 7. Specifically, we note your statement that you do not have a specific plan on how far in the development process you estimate the proceeds from the offering will enable you to reach or a specific program, product, or product candidate you plan to fund with the proceeds from the offering. This statement appears to be inconsistent with your statement that you believe the proceeds will be sufficient to complete the actions described in the revised table. Accordingly, please revise your disclosure in this section to address the following:

●	Clarify how broad you intend to expand your sales and distribution network in your strategically selected markets with the proceeds from this offering.

●	Identify the programs, products, or product candidates you plan to fund with the proceeds from the offering and the dollar amount you intend to allocate to each program, product, or product candidate in each of the uses described in the first two line items of the table.

●	As indicated in your response, disclose, if true, that the allocated proceeds will be sufficient to complete the actions described in the table. Alternatively, disclose whether you will require additional funds to accomplish the specified purposes for which the proceeds are intended to be used.

●	Clarify whether you intend to use any of the proceeds from the offering to seek regulatory approvals in any of your strategically selected markets. In this regard, we note the removal of this line item from the table. If you do not intend to use any of the offering proceeds for this purpose, please disclose how you intend to fund these approvals as they appear, based on your disclosures, to be a prerequisite to selling your IVD products in new countries.

To the extent you do not currently have specific plans or expectations for the use of proceeds as they relate to any specific country, program, product, or product candidate, please so state.

RESPONSE: We respectfully advise the Staff that Company does not currently have specific plans or expectations for the use of proceeds as they relate to any specific country, program, product, or product candidate.

9.	We note your disclosure on page 49 that you “aim to navigate the complex regulatory landscape by allocating 25% of the net proceeds [you] receive from this offering, partnering with local distributors, and registering products with local authorities to ensure compliance.” Please revise your disclosure in this section to reconcile with the disclosure on page 49 or otherwise revise as appropriate.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 49 of the DRS/A to reconcile the disclosure with the Use of Proceeds section.

Business, page 46

10.	We note your response to prior comment 16, and we reissue the comment in part. Given your limited operating history and your nominal research and development expenses, please briefly describe the research and development activities you have conducted to date. Please also clarify whether you developed, acquired, or simply distribute the products described in the registration statement.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on pages 45, 57, 58, and 59 of the DRS/A to describe the research and development activities we have conducted to date.

11.	We note your response to prior comment 16 and your revised disclosure on page 46 that you “collaborate with third-party partners to co-develop and distribute tailored IVD products for the laboratory use, POCT and OTC markets.” You further disclose that “[t]his collaboration spans the entire commercialization process, encompassing discovery, validation, optimization, and manufacturing” and that after optimization, your third-party suppliers develop a manufacturing process that meets regulatory standards, including product registration. Please further describe the nature of these collaborative relationships, including to explain what you mean by “co-develop” and to describe the material terms of any contractual or other arrangements you have with these third parties. Your disclosure should clarify each party’s material rights and obligations under these arrangements, including, without limitation, which parties are responsible for performing the work pursuant to these arrangements, how costs and expenses are allocated, how revenues and/or profits are allocated, and who owns the intellectual property or other work product produced pursuant to these arrangements. In addition, to the extent material, please file these agreements as exhibits to the registration statement. Refer to Part II, Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K. Also include specific risk factor disclosure on your dependence on your third-party suppliers and the agreements related thereto.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on pages 45 and 58 of the DRS/A to describe the material terms of services with third-party laboratories. A form of service agreement is filed as Exhibit 10.5 to the registration statement.

Our competitive Strengths, page 48

12.	We note the following disclosures:

●	On page 48, that “we have developed a variety of mobile diagnostic instruments…”

●	On page 49, that “[your] technological prowess allows [you] to provide diagnostic solutions to the global diagnostic sector, especially with [y]our innovative laboratory and POCT pipeline.”

●	On page 50, “our expertise in diagnostic product development.”

In this regard, we note from your revisions on page 57 that you have revised your disclosure from “[o]ur diagnostic solutions,” to the diagnostic solutions “we supply” and your revised statements at the top of page 59 that you “co-develop IVD products.” Disclose the basis for any statements made regarding your competitive position. If your products have been designed, developed or utilize the technology of your third-party suppliers and you are reselling those products, please revise so that this is clear throughout your prospectus.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on pages 45, 49, and 57 of the DRS/A to clarify that Anbio collaborates with third-party laboratories to develop in vitro diagnostic (IVD) products tailored for laboratory, point-of-care testing (POCT), and over-the-counter (OTC) markets. Anbio contributes experimental designs, result interpretations, and essential scientific expertise to guide our partners in the laboratory work involved in the assay development process.

Our Products, page 51

13.	We note your response to prior comment 17 and your revised disclosure on pages 47 and 53 that none of your non-COVID-19 IVD products are currently registered in any particular country and that you anticipate successful registrations by December 31, 2026. Please reconcile this timeline with your disclosure on page 49 that you “plan to commercialize non-COVID-19 related products via distributors for the fiscal year ending December 31, 2023, and beyond” and further update as appropriate.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on pages 1, 16, 36, 45, 48, and 52 of the Form DRS/A to clarify that all of our IVD products are registered under the Conformité Européenne In Vitro Diagnostic Directive (CE IVDD) in the European Union (EU) and can be commercialized in the EU. We also work with local distributors to determine the regulatory obligations and appropriate strategies for market entry. Since 2023, we have commenced sales of our non-COVID products in countries within the EU, North and South America, APAC, and Africa.

14.	We note your disclosure that, “as of the date of this prospectus, we have conducted clinical testing for some of our products in the laboratory….” We also note your disclosure on page 57 that you “conducted a study to determine the clinical performance of [y]our SARS-CoV-2 Antigen Rapid Test” and your disclosure on page 58 that you “conducted a study to determine the clinical performance of [y]our SARS-CoV2/Influenza A/B Antigen Rapid Test.” We note similar disclosures in the last paragraph on page 58. Given the assets shown on the balance sheets included in your filing, please clarify if this testing, the studies and other activities were conducted by you using your equipment in your laboratory, if any, or if these activities were conducted by your suppliers or other third parties.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on pages 56 and 57 of the DRS/A to clarify that these testing and studies were conducted by third parties.

Our Suppliers, page 60

15.	We note your response to prior comment 19. Please further revise your disclosure to describe the termination provisions of your contracts with your major suppliers.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 61 of the DRS/A to describe the termination provisions of the supplier agreement.

16.	We note from the form of supply agreement filed as Exhibit 10.3, that Anbio is described as in the business of “wholesale of medical devices.” Disclose the extent to which you are in the wholesale business and revise your business description throughout as appropriate.

RESPONSE: We respectfully advise the Staff that the supply agreement is a generic agreement and covers various business opportunities that may arise. The Company does not currently focus on wholesale business of medical devices. To the extent needed, the Company could amend the form of supply agreement with the supplier to remove such categorization.

Intellectual Property, page 62

17.	We note your response to prior comment 20, and we reissue the comment in part. Please disclose the specific products or product groups to which your patent and trademark applications relate. In addition, to the extent that you do not own the intellectual property rights to any of the products described in your registration statement, regardless of whether they are the subject of your patent and trademark applications, please clarify the nature of any licensing or other arrangement pursuant to which you currently, or plan to, manufacture, sell, or otherwise distribute such products.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 62 of the DRS/A to list the specific products to which our patent applications relate. Currently, the Company does not have any licensing or arrangement regarding intellectual property rights to sell or distribute the products.

18.	We note you currently have no granted patents or trademarks. Revise your filing throughout where you reference your patents or trademarks or your ability to maintain your patents or trademarks or other intellectual property protections to make that clear.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on pages 14, 62, and 63 of the DRS/A to remove the references of our patents or trademarks or our ability to maintain our patents or trademarks or other intellectual property protections.

Management, page 69

19.	We note your response to prior comment 22, and we reissue the comment in part. Please disclose how Michael Lau’s time and attention is allocated between the Company and Genscript and whether the Company is party to any arrangements regarding the same.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 69 of the DRS/A to clarify that there is no arrangement between the Company and Gensript regarding Michael Lau’s time and attention allocation. Historically, Mr. Lau has allocated more than 8 hours per working day to Anbio Biotechnology.

20.	We note that you now identify Nancy Hartzler, Kenneth Li, and David Hsu as your independent director appointees. Please disclose any arrangement or understanding with major shareholders or others pursuant to which any of these director appointees were selected. Refer to Item 4.a of Form F-1 and Item 6.A.5 of Part I of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 71 of the DRS/A to clarify that none of our independent director nominees are under any arrangement or understanding with major shareholders or others as defined in Item 6.A.5 of Part I of Form 20-F.

Executive Compensation, page 75

21.	Please update your executive compensation disclosures for the fiscal year ended December 31, 2023. Refer to Item 4.a of Form F-1 and Item 6.B of Part I of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 75 of the DRS/A to add our executive compensation disclosures for the fiscal year ended December 31, 2023.

Compensation of Directors, page 76

22.	We note that, if implemented with directors upon achievement of a market cap target, “executive directors will be entitled for 10% of all authorized shares under the executive incentive compensation plan.” Please clarify who is considered an “executive director.” Please also clarify how the number of “authorized shares” will be determined for purposes of this calculation. In this regard, we note that the “Executive Compensation Plan” submitted as Exhibit 10.4 to the registration statement appears to present individual contractual arrangements with each executive rather than a broadly applicable plan with a maximum number of authorized shares issuable pursuant to the plan.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 76 of the DRS/A to specify that Cany Xu is the executive director under the executive incentive compensation plan, and if the Company exceeds the Market Cap of $1,000,000,000 for six consecutive months, then Mr. Xu will be entitled to 10% of then total outstanding Class A Ordinary Shares (excluding the Class A Ordinary Shares issued to others executives in the past 12 months under the executive incentive compensation plan) on that particular grant day.

Related Party Transactions, page 78

23.	Based upon your response to prior comment 33, it does not appear that the nature of the Class A Issuance and the Class B Issuance was to raise capital. Please disclose the nature of these or any other transactions that were material to the company or any related party, or any transactions that were unusual in their nature or conditions to which the company was a party. Refer to Item 7.B.1 of Form 20-F. Please ensure you address the nature of issuing high-vote Class B ordinary shares to CVC Investment and Northwestern Investment.

RESPONSE: We respectfully advise the Staff that the nature of the Class A and Class B Issuance was to secure resources from shareholders to support the Company’s growth and advance the commercialization of our non-COVID products. Furthermore, these shareholders have been instrumental in providing valuable business opportunities to Anbio, including introductions to distribution and manufacturing partners, resulting in increased sales of non-COVID products in the fiscal year ended December 31, 2023.

In addition, the issuance of high-vote Class B shares would allow the holders of Class B shares to maintain values and execute long-term growth strategy and objectives of the Company, thereby ensuring the continuity of our strategic goals, business philosophy, and corporate culture.

Class B Ordinary Shares, page 80

24.	We note your revised disclosure in response to prior comment 28. Please disclose the business purpose for issuing the high-vote Class B shares at approximately par value with no economic interest in the company. Also, include disclosure that addresses the following, including risk factor disclosure, as appropriate:

●	that the economic interests in the company held by the Class B shareholders and the voting influence that may be exerted by the Class B shareholders may not be aligned and proportional with the interests of the Class A shareholders;

●	that the Class B shareholders may have the ability to influence matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation or sale of assets;

●	that the capital structure and/or disparate voting rights may have anti-takeover effects preventing a change in control transaction that Class A shareholders might consider in their best interest; and

●	any risks regarding how the company would determine whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 80 of the DRS/A to disclose the business purpose for issuing the high-vote Class B shares at approximately par value with no economic interest in the Company was to secure resources from these shareholders to support the Company’s growth and advance the commercialization of our non-COVID products. Furthermore, these shareholders shall provide valuable business opportunities to Anbio, including introductions to distribution and manufacturing partners, resulting in increased sales of non-COVID products in the fiscal year ended December 31, 2023. The issuance of high-vote Class B shares would allow the holders of Class B shares to maintain values and execute long-term growth strategy and objectives of the Company, thereby ensuring the continuity of our strategic goals, business philosophy, and corporate culture.

The risk factor regarding our dual class structure was added on page 19 of the of the Form DRS/A.

For the Staff’s convenience, we provide the risk factor below:

The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control.

As of the date of this prospectus, the authorized share capital of the Company is US$50,000 divided into 400,000,000 Class A Ordinary Shares of US$0.0001 par value each and 100,000,000 Class B Ordinary Shares of US$0.0001 par value each, of which 42,291,200 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares are outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has fifty (50) votes. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances, and Class B ordinary shares are not convertible into Class A ordinary shares, under any circumstances.

Currently, the outstanding Class B Ordinary Shares are owned by CVC Investment and Northwestern Investment, and collectively represent 99.24% of the aggregate voting power of our currently outstanding Ordinary Shares as of the date hereof. Because of the fifty-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares collectively will continue to control a majority of the combined voting power of our Class A Ordinary Shares and Class B Ordinary Shares and therefore may have the ability to influence matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of certain corporate transactions, such as a merger or share consolidation . The economic interests in the company held by the Class B shareholders and the voting influence that may be exerted by the Class B shareholders may not be aligned and proportional with the interests of the Class A shareholders. The capital structure and/or disparate voting rights may have anti-takeover effects preventing a change in control transaction that Class A shareholders might consider in their best interest. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence certain corporate matters for the foreseeable future.

Item 7. Recent Sales of Unregistered Securities, page II-1

25.	We note your response to prior comment 33. Specifically, we note your statement that, for the six months ended June 30, 2023 and 2022, you secured capital by generating revenue through commercial sales of IVD products, which enabled you to cover costs to sustain business operations. Please clarify for us how you obtained capital to commence operations, including to either research and develop or otherwise acquire the products that you then sold to generate the revenue you used to sustain business operations.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 9 of the DRS/A to disclose at the beginning stage of our business operations, the management team was able to secure prepaid funds from the customers for the IVD products. Subsequently, the team utilized the prepaid funds from the customers to engage third-party laboratories to research and develop IVD products and third-party manufacturers to produce the IVD products. The resulting profit from the sale of products allowed us to cover costs to sustain business operations.

General

26.	We note your response to prior comment 1, and we reissue the comment in part. Please provide us with your analysis as to your determination that CVC Investment and Northwestern Investment are not acting as a “group” as determined by Exchange Act Rule 13d-5(b)(1).

RESPONSE: We respectfully advise the Staff that CVC Investment and Northwestern Investment are not acting as a “group” as determined by Exchange Act Rule 13d-5(b)(1).

Exchange Act Rule 13d-5(b)(1) provides as follows:

“When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of sections 13(d) and (g) of the Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons.”

CVC Investment and Northwestern are independent parties. James Howard has voting control and investment control of CVC Investment. Mark Martinez has voting control and investment control of Northwestern Investment. To our knowledge, CVC Investment and Northwestern Investment have not agreed, either verbally or in writing, to act together for the purpose of acquiring, holding, voting or disposing of equity securities of our Company. To our knowledge, there was no agreement or understanding between CVC Investment and Northwestern Investment implicated by Exchange Act Rule 13d-5(b)(1).

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Michael Lau
Michael Lau
Chief Executive Officer